EXHIBIT 1
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[GRAPHIC OMITTED]
[LOGO - IPSCO]                                                  NEWS RELEASE

================================================================================
FOR RELEASE FEBRUARY 10, 2003, 6 AM EST


                           IPSCO ENDS 2002 PROFITABLY

           PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[LISLE, ILLINOIS] [February 10, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today record sales of $1.08 billion, up 20% over 2001 and 14% higher than the previous record set in 2000. Net income was $20.3 million compared to $38.9 million last year. Net income attributable to common shareholders was $8.9 million, compared to $27.4 million in 2001. Both basic and diluted earnings per share in 2002 were $0.19, compared to $0.67 and $0.66 per share respectively in 2001. The 2002 fourth quarter and annual results included a one-time gain on the sale of assets of $4.1 million, $0.09 per share, while the 2001 results included two non-recurring items totaling $18.6 million or $0.45 per share. Operating profit per ton shipped for the year was $17, compared to $16 per ton in 2001.

Fourth quarter net income was $12.8 million. Net income attributable to common shareholders was $10.0 million, $0.19 per diluted share, a significant improvement over the $15.5 million loss ($0.38 per diluted share) reported last year. Sales for the quarter were $256.1 million, up $33.6 million or 15% over the fourth quarter of 2001.

"While IPSCO had record sales and production levels, and continued to enjoy solid market penetration as a result of our newer facilities in the United States, we were disappointed with our profitability," said David Sutherland, President and Chief Executive Officer. "Demand for our plate products was adversely affected by soft market conditions in the industrial markets we serve, and low drilling rates throughout North America hurt sales and earnings for tubular products, most notably oil country tubular goods in Canada."

Record annual sales volume of 2,896,900 tons exceeded 2001 shipments by 19%. Sales of steel mill products, comprising hot rolled coil, cut plate and discrete plate, totaled 2,115,000 tons. The 35% improvement over 2001 reflected the first full year of operation for the Mobile Steelworks. Sales volume for tubular products, which include standard pipe, hollow structurals, and energy related tubular products, fell by 11%.


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

Liquid steel production for the year 2002, which included a full year's output from all three IPSCO steelworks, reached a record 3,007,700 tons, almost 25% higher than in 2001.

Sales volume for the fourth quarter totaled 638,700 tons, up 6% over the fourth quarter of 2001. Quarterly sales of steel mill products were 461,400 tons, 16% higher than in the fourth quarter of 2001. Tubular product sales of 177,300 tons in the fourth quarter were down 15% from the year earlier period.

The outlook for overall product demand is one filled with considerable uncertainty based on market trends. Extremely soft conditions in the industrial markets we serve continue to depress steel mill product sales volume and pricing. Any change in this outlook for IPSCO's industrial markets would require an improvement in the overall economy. In addition, recent scrap market trends are resulting in cost increases. Consequently, the consensus of analysts' estimates of first quarter 2003 results is significantly higher than current conditions would warrant. While IPSCO expects to be profitable in the first quarter, the level will be heavily dependent on the performance of the energy tubular sector.

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING WEATHER CONDITIONS, DRILLING RIG AVAILABILITY, DEMAND FOR OIL AND GAS, ENERGY COSTS, DEMAND FOR AND PRICES FOR PRODUCTS PRODUCED BY THE COMPANY, AND GENERAL ECONOMIC TRENDS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE ON IPSCO'S ANNUAL REPORT FOR 2001, ITS MD&A, PARTICULARLY AS DISCUSSED UNDER THE HEADING "BUSINESS RISKS AND UNCERTAINTIES", AND FORM 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769 Release #03-06

                                      # # #


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

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
================================================================================
             (thousands of United States Dollars except for share,
                        per share, ton and per ton data)

                                                                 FOR THE THREE MONTHS ENDED            FOR THE TWELVE MONTHS ENDED
                                                         ==========================================  ==============================
                                                         DECEMBER 31     DECEMBER 31   SEPTEMBER 30     DECEMBER 31     DECEMBER 31
                                                            2002            2001          2002             2002            2001
===================================================================================================================================
Coil and Plate Tons Produced (thousands)                       662.7           606.1          690.9         2,783.2         2,238.2
===================================================================================================================================
Finished Tons Shipped (thousands)                              638.7           604.8          697.8         2,896.9         2,435.1
===================================================================================================================================

Sales                                                    $   256,083     $   222,464    $   266,908     $ 1,081,709     $   903,743
Cost of sales
Manufacturing and raw material                               212,190         196,082        225,885         925,343         770,788
Amortization of capital assets                                11,833          11,119         13,737          51,049          37,107
                                                         --------------------------------------------------------------------------
                                                             224,023         207,201        239,622         976,392         807,895
                                                         --------------------------------------------------------------------------
Gross income                                                  32,060          15,263         27,286         105,317          95,848
Selling, research and administration                          12,810          17,319         13,942          55,155          57,527
                                                         --------------------------------------------------------------------------
Operating income (loss)                                       19,250          (2,056)        13,344          50,162          38,321
Other expenses (income):
Non-recurring items                                           (6,464)         10,000             --          (6,464)        (29,000)
Interest on long-term debt                                     5,852           6,404          5,726          23,821           6,634
Other interest (income) expense, net                              (8)            106            (43)            174            (928)
Foreign exchange loss (gain)                                    (179)          1,160          1,560             938             882
                                                         --------------------------------------------------------------------------
Income (Loss) Before Income Taxes                             20,049         (19,726)         6,101          31,693          60,733
Income Tax Expense (Benefit)                                   7,218          (7,101)         2,197          11,414          21,865
                                                         --------------------------------------------------------------------------
Net Income (Loss)                                             12,831         (12,625)         3,904          20,279          38,868
Dividends on Preferred Shares, including part VI.I tax         1,402           1,395          1,408           5,608           5,692
Interest on Subordinated Notes, net of income tax              1,442           1,444          1,443           5,771           5,771
                                                         --------------------------------------------------------------------------
Net Income (Loss) Attributable to Common Shareholders    $     9,987     $   (15,464)   $     1,053     $     8,900     $    27,405
===================================================================================================================================
Earnings (Loss) Per Common Share- Basic                  $      0.21     $     (0.38)   $      0.02     $      0.19     $      0.67
                                - Diluted                $      0.19     $     (0.38)   $      0.02     $      0.19     $      0.66
Number of Common Shares Outstanding (thousands)               47,677          40,844         47,542          47,677          40,844
Annualized Return on Common Shareholders' Equity                   5%             -8%             0%              1%              4%
Operating Income (Loss) Per Ton                          $        30     $        (3)   $        19     $        17     $        16
===================================================================================================================================


            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)

                                                                 FOR THE THREE MONTHS ENDED            FOR THE TWELVE MONTHS ENDED
                                                         ==========================================  ==============================
                                                         DECEMBER 31     DECEMBER 31   SEPTEMBER 30     DECEMBER 31     DECEMBER 31
                                                            2002            2001          2002             2002            2001
===================================================================================================================================
Retained Earnings at Beginning of Period                   $ 486,132       $ 508,533      $ 486,589       $ 491,777       $ 475,551
Net Income (Loss)                                             12,831         (12,625)         3,904          20,279          38,868
Dividends on Preferred Shares, including part VI.I tax        (1,402)         (1,395)        (1,408)         (5,608)         (5,692)
Interest on Subordinated Notes, net of income tax             (1,442)         (1,444)        (1,443)         (5,771)         (5,771)
Dividends on Common Shares                                    (1,520)         (1,292)        (1,510)         (6,078)        (11,179)
                                                           ------------------------------------------------------------------------
Retained Earnings at End of Period                         $  494,599      $ 491,777      $ 486,132       $ 494,599       $ 491,777
===================================================================================================================================

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. The consolidated interim financial statements are unaudited and are based on Canadian generally accepted accounting principles and practices consistent with those used in the preparation of the annual financial statements.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. The company sold certain of its assets held for sale in the fourth quarter 2002 resulting in a gain of $6,464. The effect on basic earnings per common share was an increase in each of the fourth quarter 2002 and year 2002 of $0.09.

4. The company settled the litigation with the turnkey contractors of the Montpelier Steelworks during the three month period ended June 30, 2001. As a result of the $49 million settlement, the company recorded income of approximately $39 million representing claims for lost business and reimbursement of legal costs and approximately $10 million was recorded to cover the cost of capital asset improvements. The effect of the settlement on basic earnings per common share was an increase of $0.61 in the second quarter ended June 30 and year ended December 31, 2001. The company recorded a $10 million write-down of assets held for sale in the fourth quarter 2001 to reflect their most recent valuation. The effect of the write-down on basic earnings per common share was a decrease of $0.16 in the fourth quarter and year ended December 31, 2001.


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

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)

                                                                 FOR THE THREE MONTHS ENDED            FOR THE TWELVE MONTHS ENDED
                                                         ==========================================  ==============================
                                                          DECEMBER 31    DECEMBER 31   SEPTEMBER 30     DECEMBER 31     DECEMBER 31
                                                            2002            2001          2002             2002            2001
===================================================================================================================================
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations                     $   18,374    $   (21,292)    $   13,184     $    72,397       $  57,766
Change in non-cash operating working capital                  (50,013)        39,469         (5,135)        (59,795)         50,557
                                                           ------------------------------------------------------------------------
                                                              (31,639)        18,177          8,049          12,602         108,323
===================================================================================================================================
Financing Activities
Common share dividends                                         (1,520)        (1,292)        (1,510)         (6,078)        (11,179)
Issue of common shares (net of issue costs)                         -              -              -          90,670               -
Common shares issued pursuant to share option plan              1,011             32            113           2,953             391
Preferred share dividends                                      (1,315)        (1,296)        (1,314)         (5,254)         (5,337)
Subordinated notes interest                                         -              -         (4,250)         (8,500)         (8,500)
Proceeds from sale-leaseback of capital assets                      -              -              -               -          15,000
Issue of long-term debt                                        38,300         25,000         10,000          83,300         120,000
Repayment of long-term debt                                    (3,300)       (12,000)        (6,100)       (114,400)        (73,100)
                                                           ------------------------------------------------------------------------
                                                               33,176         10,444         (3,061)         42,691          37,275
===================================================================================================================================
Investing Activities
Expenditures for capital assets                                (3,895)       (14,311)        (6,767)        (34,211)       (155,775)
Proceeds on sale of assets held for sale                        1,466              -              -           1,466               -
Other                                                               -              -              -          (1,706)         (1,993)
                                                           ------------------------------------------------------------------------
                                                               (2,429)       (14,311)        (6,767)        (34,451)       (157,768)
===================================================================================================================================
Effect of exchange rate changes on cash and
     cash equivalents                                             407            716           (854)           (475)         (3,489)
===================================================================================================================================
Increase (Decrease) in Cash and Cash Equivalents less
     Bank Indebtedness                                           (485)   $    15,026         (2,633)         20,367         (15,659)
Cash and Cash Equivalents less Bank Indebtedness at
     Beginning oo Period                                       23,344        (12,534)        25,977           2,492          18,151
===================================================================================================================================
Cash and Cash Equivalents less Bank Indebtedness at
     End of Period                                         $   22,859    $     2,492     $   23,344     $    22,859       $   2,492
===================================================================================================================================

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
================================================================================
                      (thousands of United States Dollars)

                                                                         DECEMBER 31    DECEMBER 31
                                                                            2002            2001
                                                                         (UNAUDITED)
===================================================================================================
Current Assets
Cash and cash equivalents                                                $    22,859    $    37,492
Accounts receivable, less allowance                                          153,752        116,708
Inventories                                                                  255,410        239,394
Other                                                                          2,847          2,031
Future income taxes                                                           41,402         44,490
                                                                        ---------------------------
                                                                             476,270        440,115
===================================================================================================
Non-Current Assets
Capital and other                                                          1,146,456      1,157,927
Future income taxes                                                          121,586        126,123
                                                                        ---------------------------
                                                                           1,268,042      1,284,050
===================================================================================================
Total Assets                                                            $  1,744,312    $ 1,724,165
===================================================================================================

Current Liabilities
Bank indebtedness                                                        $         -    $    35,000
Accounts payable and accrued charges                                         136,072        150,705
Income and other taxes payable                                                     -          2,111
Current portion of long-term debt                                             35,386         21,100
                                                                        ---------------------------
                                                                             171,458        208,916
===================================================================================================
Long-Term Liabilities
Long-term debt                                                               342,202        386,809
Deferred pension liability                                                         -            234
Future income taxes                                                          143,229        142,668
                                                                        ---------------------------
                                                                             485,431        529,711
===================================================================================================
Shareholders' Equity
Preferred shares                                                              98,553         98,545
Common shares                                                                351,311        256,163
Subordinated notes                                                           104,250        104,250
Retained earnings                                                            494,599        491,777
Cumulative translation adjustment                                             38,710         34,803
                                                                        ---------------------------
                                                                           1,087,423        985,538
===================================================================================================
Total Liabilities and Shareholders' Equity                              $  1,744,312     $1,724,165
===================================================================================================

Ratio of Current Assets to Current Liabilities                               2.8 : 1        2.1 : 1
===================================================================================================


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

                             TONS SHIPPED BY QUARTER
================================================================================
                                   (thousands)

                                                                 FOR THE THREE MONTHS ENDED            FOR THE TWELVE MONTHS ENDED
                                                         ==========================================  ==============================
                                                          DECEMBER 31    DECEMBER 31   SEPTEMBER 30     DECEMBER 31     DECEMBER 31
                                                              2002            2001          2002             2002            2001
===================================================================================================================================
Coil and Discrete Plate                                         341.7          288.1          383.6         1,542.9         1,071.2
Cut Plate                                                       119.7          108.0          142.4           572.1           489.7
                                                            -----------------------------------------------------------------------
Total Steel Mill Products                                       461.4          396.1          526.0         2,115.0         1,560.9
===================================================================================================================================
Energy Tubulars                                                 105.3          120.0           91.9           381.4           445.0
Large Diameter Tubulars                                          15.0           23.2           15.0           129.3           134.4
Non-Energy Tubulars                                              57.0           65.5           64.9           271.2           294.8
                                                            -----------------------------------------------------------------------
Total Tubular Products                                          177.3          208.7          171.8           781.9           874.2
===================================================================================================================================
Total Shipments                                                 638.7          604.8          697.8         2,896.9         2,435.1
===================================================================================================================================


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